25002103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-6[illegible]057

ANNUAL REPORTS FORM X-17A-5 PART III

SEC Mail Processing
MAR 06 2025
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Rockland Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

87 Beechwood Road
(No. and Street)

Summit	NJ	07901
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard W Conroy	908-277-0446	rconroy@rocklandsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ferrara CPA, LLC
(Name – if individual, state last, first, and middle name)

100 Horizon Center Blvd.	Hamilton	NJ	08691
(Address)	(City)	(State)	(Zip Code)

12/17/2024	7259
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard W. Conroy, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Rockland Securities, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JAMES MARKER
Notary Public, State of New Jersey
My Commission Expires Oct 20, 2027

Signature: [signature]

Title:
CEO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Rockland Securities, LLC

(SEC I.D. No. 8-66057)

Financial Statements and Supplemental Schedules

As of and for the Year Ended December 31, 2024

And

Report of Independent Registered Public Accounting Firm

Ferrara CPA
100 Horizon Center Blvd.
Hamilton, NJ 08691
Tel: 609-865-5391
Fax: 609-435-3422

Report of Independent Registered Public Accounting Firm

To: The Member
Rockland Securities, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Rockland Securities, LLC as of December 31, 2024, and the related statements of operations, changes in member equity (deficit) and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Rockland Securities, LLC as of December 31, 2024, and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Rockland Securities, LLC's management. My responsibility is to express an opinion on Rockland Securities, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Rockland Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption)* has been subjected to audit procedures performed in conjunction with the audit of Rockland Securities, LLC's financial statements.

The supplemental information is the responsibility of Rockland Securities, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3 (*exemption*) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Joseph Ferrara

I have served as Rockland Securities, LLC's auditor since 2024.

Ferrara CPA
Hamilton, New Jersey
February 25, 2025

ROCKLAND SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2024

ASSETS

Cash	$	14,732
FINRA Daily Account		206
Total Assets	$	14,938

LIABILITIES AND MEMBER EQUITY

Due to related party	$	563
Total Liabilities		563
Commitments and Contingencies (Note 7)		
Member Equity		14,375
Total Liabilities & Member Equity	$	14,938

See accompanying notes.

ROCKLAND SECURITIES, LLC

STATEMENT OF OPERATIONS

Year Ended December 31, 2024

REVENUES		
Consulting fees	$	7,500
Interest income		1
Other income		15
Total Revenue		7,516
EXPENSES		
Fees & registration costs		3,075
Bank service charges		15
Professional Fees		4,825
Marsh fidelity bond		634
Office & travel expense		649
Total Expenses		9,198
Net Loss	$	(1,682)

See accompanying notes.

ROCKLAND SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER EQUITY

Year Ended December 31, 2024

		Total
Balance at December 31, 2023	$	8,455
Net Loss		(1,682)
Distributions		(450)
Contributions		8,052
Balance at December 31, 2024	$	14,375

ROCKLAND SECURITIES, LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$	(1,682)
Adjustments to Reconcile Net Income to Net Cash Used In Operating Activities:		-
(Increase) Decrease in Operating Assets:		
FINRA Daily Account		(164)
Increase (Decrease) in Operating Liabilities:		
Due to related party		(2,000)
Net cash used in operating activities		(3,846)
Cash Flows From Financing Activities		
Distributions		(450)
Contributions		8,052
Net cash used in financing activities		7,602
Net increase in cash		3,756
Cash at Beginning of Year		10,977
Cash at End of Year	$	14,732
Supplemental Cash Flows Disclosures		
Cash paid for income taxes	$	-
Cash paid for interest	$	-

See accompanying notes.

Rockland Securities, LLC
Notes To Financial Statements
December 31, 2024

1 Organization and Nature of Business

Rockland Securities, LLC (the Company) is a privately held limited liability company formed in Delaware for the purpose of conducting business as a securities broker dealer (BD). As a BD, the Company is registered with the Financial Industry Regulatory Authority (FINRA) to market investments in registered securities. The Company also provides investment banking services to various clients in the United States and other consulting services.

The Company holds no customer funds or securities and does not participate in the underwriting of Securities. Accordingly, the Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of the rule.

2 Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents on December 31, 2024. Cash is held at a major financial institution and is insured by the Federal Deposit Insurance Corporation.

d) Revenue Recognition

The Company receives investment banking and consulting fee income. Revenue is recognized in accordance with FASB ASC Topic 606 as services are rendered and the contracts identified performance obligations have been satisfied. There were no unsatisfied performance obligations at December 31, 2024.

(d) Revenue Recognition - continued

Significant judgments:
Revenue from contracts with customers includes consulting income and fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

(e) Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal and state income tax purposes. Accordingly, there is no provision for federal & state income taxes as the net income or loss of the Company is included in the income tax return of The Company's Sole Member.

Certain transactions may be subject to accounting methods for federal and state income tax purposes which differ from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the member and the resulting balances in the members' capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements. In the event of an examination of the Company's tax return, the tax liability of the member could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at December 31, 2024. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all years subsequent to 2021.

In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2024.

(f) Advertising and Marketing

Advertising and marketing costs (if any) are expensed as incurred.

(g) General and Administrative Expenses

General and administrative costs are expensed as incurred.

(h) Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2. Inputs other than quoted prices included in level 1 that are observable for the assets or liability either directly or indirectly.
Level 3. Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fairvalue measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 6 Fair Value"

3 Net Capital Requirements

The Company, as a registered broker-dealer in securities is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to operate under that portion of the Rule which requires the Company maintain "net capital" equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as those terms are defined in the Rule. At December 31, 2024 the Company had net capital of $14,168, which was $9,168 in excess of its required minimum net capital of $5,000. The Company had an AI/NC ratio of 3.98%.

Advances to affiliates, contributions, distributions and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory rules. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company relies on its SEC Rule 15c3-3(k)(2)(i) exemption.

4 Leases

The Company conducts its operations from facilities that are provided by the general partner at no cost to the Company on a month-to-month basis.

Rent expense for the year ended December 31, 2024, was $0.

5 Concentrations and Economic Dependency

The Company's revenues are related to retainer and / or consulting fees as discussed in Note 2 above. There is no assurance of future revenues from such fees.

One customer accounted for 100% of 2024 consulting fees.

The Company maintains its cash at a financial institution in amounts that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2024. As of December 31, 2024, there were no cash balances held in any accounts that were not fully insured.

6 Fair Value

Cash, receivables, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

7 Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2024, the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments (other than as disclosed in Note 4 above), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2024, or during the year then ended.

8 Related Party Transactions

During the year, the Company reimbursed its majority member $2,000 for various overhead and travel expenses advanced by him in accordance with its routine practice. At December 31, 2024 $564 was owed to this member.

The general partner provides office space to the Company at no cost.

In addition, the Company had consulting fee income in the amount of $7,500 that was from affiliated companies.

9 Anti-Money Laundering Policies and Procedures

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. At December 31, 2024, the Company implemented such policies and procedures.

10 Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

11 Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2024, and through February 25, 2025, the date the report was available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2024.

12 Segment Reporting

The Company operates as a securities broker-dealer offering advisory services. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit or loss, to make operational decisions while maintain capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company derived 100% of its total revenues from one customer in 2024.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2024

ROCKLAND SECURITIES, LLC

NET CAPITAL COMPUTATION IN ACCORDANCE WITH RULE 15c 3-1
December 31, 2024

Schedule I

NET CAPITAL

Assets	$	14,938
Less Liabilities		(564)
Total Ownership Equity		14,374
Less Non Allowables		(206)
TNC Before Haircuts & Undue Concentration		14,168
Less Haircuts		0
Less Undue Concentration		0
NET CAPITAL		14,168
Minimum Required Net Capital		5,000
Excess Net Capital	$	9,168
AI/NC Ratio		3.98%
Non A.I. Liabilities		0.00

Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2024)

Net Capital, as reported in Company's Part II unaudited Focus Report	$	14,168
Net Capital, per above		14,168
Difference	$	-

There are no material differences between the net capital reflected in the above computation and the net capital reflected in the Company's FOCUS Report as of December 31, 2024

Rockland Securities, LLC

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Act of 1934
December 31, 2024

SCHEDULE II

The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 pursuant to Footnote 74 of SEC Release 34-70073 under the Securities Exchange Act of 1934.

Ferrara CPA
100 Horizon Center Blvd.
Hamilton, NJ 08691
Tel: 609-865-5391
Fax: 609-435-3422

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Member
Rockland Securities, LLC

I have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Statement, in which (1) Rockland Securities, LLC (the "Company") stated that the Company does not hold customers' cash or securities on behalf of customers and limits its business to consulting/advisory services and, therefore has no obligations under Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Footnote 74 of SEC Release 34-70073. In addition, as a result of the Company's having no obligations under SEC Rule 15c3-3, it may file an Exemption Report and (2) the Company stated that it had no exceptions under SEC Rule 15c3-3 throughout the year ended December 31, 2024. The Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers, and did not carry PAB accounts as defined in Rule 15c3-3. Management is responsible for compliance with 17 C.F.R. § 240. 15c3-3 and its statements. My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240. 15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

Joseph Ferrara

Ferrara CPA
Hamilton, New Jersey
February 25, 2025

Rockland Securities, LLC
Exemption Statement Pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2024

STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3

Rockland Securities, LLC

Rockland Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (the "SEC"). To the best of its knowledge and belief, the Company states the following:

The Company does not hold customers' cash or securities on behalf of customers, limits its business to consulting/advisory services and, therefore had no obligations under SEC Rule 15c3-3 under the Securities Exchange Act of 1934 as contemplated by Footnote 74 of the SEC Release No. 34-70073. Further the Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers, and did not carry PAB accounts as defined in Rule 15c3-3. In addition, as a result of the Company having no obligations under SEC Rule 15c3-3, it may file an Exemption Report. The Company had no exceptions under SEC Rule 15c3-3 throughout the year ended December 31, 2024.

Rockland Securities, LLC

I, Richard W. Conroy, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.
By:

Richard W. Conroy
Title: Managing Member

Company: ***Rockland Securities, LLC*** Balance

Sheet Date: December 31, 2024

Management Assessment of Internal Control

Management is of the view that the Company has an adequate an effective system of internal controls which address financial, operational, and compliance and information technology risks. This view is endorsed by management, and is based on the internal controls established and maintained by the Company (generally contained in the Company's Written Supervisory Procedures last updated on December 26, 2017), and reviews performed by management and others.

Management notes that the system of internal controls maintained by management provides reasonable but not absolute, assurance against material financial misstatements or loss, and includes the safeguarding of assets, the maintenance of proper accounting records, the reliability of financial information, the compliance with appropriate legislation, regulation and best practices, and the identification and containment of business risk. Management further notes that no system of internal controls can provide absolute assurance against human errors including, without limitation, errors in judgement in the course of decision-making. In addition, no such controls can provide absolute protection against fraud or similar misconduct.

Management reviews the adequacy of the Company's financial, operational, compliance and information technology controls and risk management policies and systems established by management. Management also ensures that a review of the effectiveness of the Company's internal controls is conducted at least annually. Where such review is carried out by the external auditors, Management is required to satisfy itself that the independence of the external auditors is not compromised by any other material relationship with the Company.

Management has provided assurance that in his view:

i) the Company's financial records have been properly maintained, and that the financial statements give a true and fair view of the Company's operations and finances, and

ii) the Company had an adequate and effective risk management and internal control system in place throughout the year.

Richard W. Conroy, CEO

Rockland Securities, LLC

Balance Sheet date: December 31, 2024

Management's assessment of the risk that the financial statements may be materially misstated due to fraud.

---

1. We have not identified any specific risks of fraud within the Company during the year 2024 nor has any matter been brought to our attention for consideration.

2. There are no classes of transactions, account balances or disclosures for which a risk of Fraud is likely to exist.

3. We communicate our views on best business practices and ethical behavior to all who are associated with the Company on a regular basis.

4. We have evaluated Fraud Risk Factors relating to fraudulent financial reporting and misappropriation of assets. We acknowledge that management is responsible for designing and implementing systems and procedures for the prevention and detection of fraud and for ensuring a culture and environment that promotes honesty and ethical behavior.

5. We constantly monitor for fraudulent activity and we maintain financial controls to assure that the Company is in compliance with all laws and regulations. We access fraud risk through general management controls, segregation of duties, staff awareness and training, and regular management monitoring. In addition, we assess the risk that the financial statements may be materially misstated to do fraud on a quarterly basis, generally upon completion and filing of our FOCUS reports at March 31, 2024, June 30, 2024, September 30, 2024 and at year end in relation to our audited financial statement.

Richard W Conroy
Management

Management Risk Assessment

Rockland Securities, LLC Dec 31, 2024

Business and Operation Risk, including Fraud risk that may affect accounting or financial reporting

1. Identification of potential areas of misstatement in the financial statements
   a. Net Capital will be overstated
   b. Revenue recognition
   c. Unrecorded liabilities
2. Assessment of the likelihood and significance of those potential misstatements
   Management views this risk as low

3. Policies and procedures to prevent or detect and correct potential misstatements.
   Daily monitoring, monthly reconciliations, quarterly reporting, segregation of duties

There were no significant changes in the environment or business model that would have an impact on I/C during the year.

Management has identified the following business risks:

- Operational Risk - effective and efficient use of resources in order to achieve managements goals and objectives (see Objectives & Strategies Related to Business Risk). Failure to process transactions properly.
- Financial Reporting - reliability of operational and financial reporting
- Regulatory Risk - compliance with applicable laws, regulations and rules
- Liquidity Risk – the ability to secure funding to satisfy its settlement or other obligations (see FINRA Notice 15-33)
- Litigation Risk – risk of losses resulting from lawsuits and the cost of defending against such claims

Signed _______________ Date 12/31/2024